United States securities and exchange commission logo





                           February 3, 2021

       Eric A. Brock
       Chairman and Chief Executive Officer
       Ondas Holdings Inc.
       61 Old South Rd.
       #495
       Nantucket, MA 02554

                                                        Re: Ondas Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 29,
2021
                                                            File No. 333-252571

       Dear Mr. Brock:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Effie
Simpson at (202) 551-3346 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Christina Russo